Americas Technology Acquisition Corp.

16400 Dallas Pkwy #305

Dallas, TX 75248

December 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Thomas Jones

Re:	Americas Technology Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed November 20, 2020
File No. 333-250841

Dear Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Americas Technology Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on December 14, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Jorge Marcos
Jorge Marcos
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller